UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Overhill Farms Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    690212105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Anna Marie Lopez
                     Hotchkis and Wiley Capital Management, LLC
                         725 South Figueroa Street, 39th floor
                         Los Angeles, California 90017-5439
                                 (213) 430-1896
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 14, 2013
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D
===================
CUSIP No. 690212105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Capital Management, LLC       95-4871957
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   1,548,800
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   2,606,752
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,606,752 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            16.24%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
------------====================================================================

                                       13D
===================
CUSIP No. 690212105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Small Cap Value Fund        22-2617726
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   982,900
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   982,900
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            982,900 shares
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.13%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IV
------------====================================================================

Item 1.  Security And Issuer
------   -------------------

         This statement on Schedule 13D relates to Common Shares of Overhill Farms Inc. (the "Company" or "Issuer"). The Company's principal offices are located at 2727 Easet Vernon Avenue, Vernon, CA 90058.

Item 2.  Identity And Background
------   -----------------------

Preliminary Note: This statement is filed on behalf of Hotchkis and Wiley Capital Management, LLC ("HWCM") and Hotchkis and Wiley Small Cap Value Fund ("HW Fund"). HWCM and HW Fund are collectively referred to as "Reporting Persons".


(A)  HWCM

         (i)   State or other place of its organization:  Delaware

        (ii)   Principal business:  registered investment advisor

        (iii)  Address of its principal office:
               725 South Figueroa Street, 39th Floor
               Los Angeles, CA 90017-5439

         (iv) Criminal Conviction: HWCM has not been convicted in a criminal proceeding during the last five years.

          (v) Court or Administrative Proceedings: HWCM has not been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations.

(b)   HW Fund

         (i)   State or other place of its organization:  Delaware

        (ii)   Principal business:  investment company

        (iii)  Address of its principal office:
               725 South Figueroa Street, 39th Floor
               Los Angeles, CA 90017-5439

         (iv) Criminal Conviction: The Fund has not been convicted in a criminal proceeding during the last five years.

          (v) Court or Administrative Proceedings: The Fund has not been a party to a civil proceeding or judicial body, or subject to a judgment or a decree enjoining future violations.


Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

(a)  HWCM*

HWCM purchased the Common Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Common Shares were acquired at an average price of approximately $5.35 per share (including commissions). The amount of investment capital used to purchase the Common Shares was approximately $13,958,363 (including commissions).

*Note that the average share price and amount of investment capital used to purchase the Common Shares includes those Common Shares reported below by HW Fund.

(b) HW Fund

HW Fund purchased the Common Shares in the ordinary course of business, using its investment capital. The Common Shares were acquired at an average price of approximately $5.33 per share (including commissions). The amount of investment capital used to purchase the Common Shares was approximately $5,240,352 (including commissions).



Item 4.  Purpose Of The Transaction
------   --------------------------

The purpose of the acquisition of the Common Shares was and is for investment, and the acquisitions of the Common Shares by each of the clients of HWCM were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. From time to time, the Reporting Persons may seek to engage management of the issuer in constructive discussions.
The Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.


Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a) The percentage amount set forth in Row 13 for the cover page filed herewith is calculated based upon the 16,046,544 shares of Common Stock outstanding as of February 13, 2013 reported in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2012.

          (b)  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  (a) HWCM - 1,548,800 (includes ownership reported by HW Fund below)
                  (b) HW Fund - 982,900

            (ii)  Shared power to vote or to direct the vote:
                  (a) HWCM - 0
                  (b) HW Fund - 0

            (iii) Sole power to dispose or to direct the disposition of:
                  (a) HWCM - 2,606,752 (includes ownership reported by HW Fund below)
                  (b) HW Fund - 982,900

            (iii) Shared power to dispose or to direct the disposition of:
                  (a) 0
                  (b) 0

    Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.

          (c) Information concerning transactions relating to the shares offered through open market transactions by the reporting persons during the past sixty days are listed below.

               HWCM:  None.

               HW Fund:  None.


           (d) The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are held in client custodial accounts for the benefit of the clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities. HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

HW Fund: The Board of Trustees of the HW Fund can direct the disposition of dividends received by such fund and can dispose of such securities.

HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

           (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

	On May 14, 2013, HWCM entered into a voting agreement in connection with the Issuer's entry into a merger agreement. The voting agreement is attached as an exhibit to this amendment.

Item 7.  Materials To Be Filed As Exhibits
         ---------------------------------

        Exhibit 1: Voting Agreement, dated as of May 14, 2013, by and between Bellisio Foods, Inc. and Hotchkis and Wiley Capital Management, LLC.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2013
                              Hotchkis and Wiley Capital Management, LLC

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: Chief Operating Officer


                              Hotchkis and Wiley Small Cap Value Fund

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: President